For Immediate Release

NEWS RELEASE

TSX: PFN OTCBB: PAWEF FSE: P7J.F

Toll Free 1.800.667.1870

   www.pfncapital.com

Destiny Gold Project Provides Further High Grade Results from Phase 1, Phase 2 Drilling in Progress

      High grade gold including 16.43 g/t (0.48 oz/ton) and 6.02 g/t (0.17 oz/ton) intersected in multiple zones within the DAC Deposit, assays for last 2 holes still  pending

      Gold-mineralized wide shear zones include 25.3m at 0.51 g/t gold and 49.5m at 0.36 g/t gold

      Phase 2 program in progress

      NI 43-101 compliant resource calculation indicates potential for expansion

      Deposit is open along strike and at depth

February 4th , 2010  Vancouver, Canada –Pacific North West Capital Corp. (“the Company”) ("PFN") (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and Alto Ventures Ltd. (ATV: TSX-V) are pleased to announce significant results from four diamond drill holes  completed during Phase 1 drilling at the DAC Deposit on the Destiny Gold Project, Québec.  Results include high grade quartz veins containing up to 16.43 g/t gold over 0.5m (0.48 oz/ton) and  6.02 g/t gold over 1.2m (0.17 oz/ton) were intersected.  Quartz veins occur within wide shear-related alteration systems which carry gold values of interest including 25.3m averaging 0.51 g/t and 49.5m averaging 0.36 g/t gold (see Table of Significant Gold Assays below).

The Phase 1 program was completed on December 22nd, 2009 and consisted of 5,600m of drilling in 14 holes.  These latest results and the results from previous holes of the Phase 1 drilling program, which include values up to 44.39 g/t gold (1.29 oz/ton) over 0.5m in quartz veins within wide mineralized shear zones that include 21.0m averaging 1.39 g/t, confirm the large size of the gold system at the DAC Deposit (see Alto and Pacific North West Capital news releases dated January 15, 2010). The results for the remaining two holes from the Phase 1 program will be released as they become available.  The Phase 2 drilling program started on January 26, 2010. A Phase 3 program is slated for later this year and its size will depend on results obtained from the remaining holes from the Phase 1 program and results from Phase 2.  The objectives of these programs are to expand the current NI-43-101 resources at the DAC Deposit through infill and step-out drilling.  The results from the first 12 holes are very positive as they confirm continuity of gold mineralization between holes drilled previously, some of which were spaced from 100m to 200m apart.  The mineralization remains open along strike and at depth.

News Release

February 4th, 2010

Table of Significant Gold Assays

Hole Number	From (m)	To (m)	Width (m) *downhole	Au (g/t)
DES09-128	315.0 458.1	318.6 458.6	3.6 0.5	1.37 2.99
DES09-129	257.7 308.8 407.0	266.0 316.3 407.5	8.3 7.5 0.5	1.10 0.78 16.43
DES09-130 Includes	299.2 305.5 354.4	312.6 306.7 374.2	13.4 1.2 19.8	0.7 6.02 0.53
DES09-131	94.6 116.8 131.0	119.9 118.9 170.5	25.3 2.1 49.5	0.51 2.42 0.36

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported.  Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material.  No top cuts of assays were used.

Pacific North West Capital has funded this $600,000 Phase 1 drill program and the work was managed by Alto.  The Phase 2 drilling has started and work will continue in February.  Pacific North West Capital will continue to fund the exploration work and Alto will act as program manager.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Project is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Québec” dated January 9, 2007, available on the Alto Ventures website). Drill-hole cross sections and a 3D model were generated for the DAC Deposit in 2008 and are posted on www.corebox.net.

News Release

February 4th, 2010

The Destiny Gold Project is under Option to PFN.  Under the terms of the Option Agreement, PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Project. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project.

Despinassy Project
DAC Deposit and Darla - Gold Zones

Mafic Volcanics
19.6 g/t over 9.9m
16.4 g/t over 2.7m
22.0 g/t over 1.4m
DAC
HIGHWAY 397
HYDRO LINE
Darla
8.0g/t / 1.5m
Qtz-eye Mafic
DES06-89
DES06-91
DES06-90
DES99-09
DES06-92
DES98-07
UPPER ZONE
DARLA ZONE
3.5g/t / 1.1m
16.7g/t / 0.7m
Area 2
19.5g/t / 2.1m
34.8g/t / 0.3m
4.9g/t / 1.2m
Granodioritic Dyke Swarm
Gabbro / Diorite
Gold Zones - (with ore-grade intercepts; geochemically anomalous)
Sulphide Iron Formation
Fault
Diamond Drill Hole
0
200 m
ALTO

Mike Koziol, P. Geo., P.Eng. & Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

Quality Assurance/ Quality Control

Core processing included descriptive logging and selection of samples for analyses. The NQ-size cores were sawed in half and one half was delivered to a commercial laboratory.  The samples were delivered to the Accurassay preparation laboratory in Sudbury where they were crushed and a 500 gram pulp was prepared.  The pulp was then shipped to Accurassay Laboratories in Thunder Bay for analyses. The gold assaying method uses a standard Fire Assay with AA finish technique on a 30 gram aliquot taken from a 500 gram split from the submitted sample.  Commercially prepared standards and blanks were inserted by Alto every 25 samples to ensure precision of the results.  The laboratory performs repeat check assays every 10 samples on pulps to ensure internal lab quality control.

The laboratory was instructed to prepare and analyze a second 500 gram split from the reject for those samples that indicated gold values of between 1 g/t and 5 g/t on the initial analysis. The gold assaying method on the re-split uses a standard Fire Assay with Gravimetric finish technique on a 30 gram aliquot.  Pulp metallic assays were performed on all samples the returned greater than 5 g/t gold on the first assay.  The results reported represent mathematical averages of all analyses performed on each specific sample.

Robert J. Tremblay P. Geo (Québec), Consulting Geologist to Alto Ventures, is responsible for supervision of the diamond drilling program.

News Release

February 4th, 2010

About Alto Ventures Ltd:

Alto Ventures Ltd. is a gold exploration and development company with a portfolio of highly prospective properties in the Canadian Shield. The Company is currently active in Québec where it is focussed on the Destiny Gold project in the Abitibi Greenstone Belt and in Ontario in the Beardmore and Shebandowan gold districts.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures and is a major shareholder of Fire River Gold Corp. (www.firerivergold.com)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale.  To that end, the company is in the process of adding key technical and financial people to our management and our advisory team. Pacific North West Capital is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

February 4th, 2010